Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)
Registration Statement No.: 333-203996

Largest Independent Advisory Firm ISS Supports the Proposed
Merger/Acquisition Between Energy Fuels and Uranerz Energy

June 10, 2015

Lakewood, Colorado and Casper, Wyoming – Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels”) and Uranerz Energy Corporation (NYSE MKT: URZ, TSX: URZ, Frankfurt: U9E) (“Uranerz”) are pleased to announce that Institutional Shareholder Services Inc. (“ISS”), the largest independent proxy advisory firm, has recommended that Energy Fuels and Uranerz shareholders support the proposed acquisition by Energy Fuels of all the issued and outstanding shares of Uranerz (the “Transaction”) at the Energy Fuels Annual and Special Meeting and the Uranerz Special Meeting. Each company is scheduled to host its own shareholder meeting to consider the Transaction on June 18, 2015.

Energy Fuels recommends that its shareholders read the Amended Management Information Circular dated May 21, 2015 with respect to the Transaction, which was mailed to Energy Fuels shareholders of record as of April 20, 2015. The Amended Management Information Circular is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Energy Fuels’ website at www.energyfuels.com.

Uranerz recommends that its shareholders read the Proxy Statement dated May 26, 2015 with respect to the Transaction, which was recently mailed to Uranerz shareholders of record as of May 26, 2015. The Proxy Statement is available on EDGAR at www.sec.gov, SEDAR at www.sedar.com and on Uranerz’ website at www.uranerz.com.

The board of directors of each of Energy Fuels and Uranerz unanimously recommend that their respective shareholders vote FOR the Transaction proposal to be considered at the upcoming shareholder meetings scheduled for June 18, 2015.

Proxy Submission Deadlines:

Energy Fuels shareholders of record are reminded to vote before the proxy cut-off time of 5:00 p.m. (Eastern Time) on Tuesday, June 16, 2015.

Uranerz shareholders of record are reminded to vote before the proxy cut-off time of 10:00 a.m. (Mountain Time) on Wednesday, June 17, 2015.

If you have not yet received your proxy materials or require any assistance in completing your proxy, please consult with our joint proxy solicitor, Alliance Advisors LLC, by telephone at 1-888-693-8683 toll-free in North America or online at www.cesvote.com.  Please read the proxy cards for voting instructions and for additional information on voting shares.

About Energy Fuels

Energy Fuels is currently America’s largest conventional uranium producer. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million pounds of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

About Uranerz Energy Corporation

Uranerz Energy Corporation is a US-domiciled uranium company. Uranerz’ Nichols Ranch unit is its first ISR uranium mine. ISR, or in-situ recovery, is a mining process that uses a leaching solution to extract uranium from sandstone uranium deposits; it is the generally accepted extraction technology used in the Powder River Basin area of Wyoming. Uranerz controls a large strategic land position in the central Powder River Basin. Uranerz’ management team has specialized expertise in the ISR uranium mining method and a record of licensing, constructing and operating ISR uranium projects. Uranerz has entered into long-term uranium sales contracts for a portion of its planned production with Exelon and one other of the largest nuclear utilities in the country. Uranerz common shares are listed on the NYSE MKT under the trading symbol “URZ,” on the Toronto Stock Exchange under the trading symbol “URZ,” and on the Frankfurt Stock Exchange under the trading symbol “U9E.”

Additional information about Uranerz is available on the Uranerz website at www.uranerz.com, under its profile on EDGAR at www.sec.gov, or on SEDAR at www.sedar.com.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels has filed with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz have also filed other documents with securities regulatory authorities in Canada and the United States regarding the proposed Transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ AND ENERGY FUELS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain copies of these document free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents are also available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction, the dates of the shareholder meetings and any other statements regarding Energy Fuels’ and/or Uranerz’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Uranerz’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder and regulatory approvals required for the Transaction, may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; and other risk factors as described in Energy Fuels’ and Uranerz’ most recent annual information forms and annual and quarterly financial reports.

Energy Fuels and Uranerz assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz’ respective filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Uranerz relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore

Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com

Uranerz Energy Corporation
Derek Iwanaka
Investor Relations
(604) 678-4454 or Toll free: 1-800-689-1659
investor@uranerz.com
www.uranerz.com